July 3, 2025

Shawn Matthews
Chief Executive Officer
HCM III ACQUISITION CORP.
100 First Stamford Place, Suite 330
Stamford, CT 06902

       Re: HCM III ACQUISITION CORP.
           Registration Statement on Form S-1
           Filed June 6, 2025
           File No. 333-287841
Dear Shawn Matthews:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosure that you may pay finder's fees, advisory fees, consulting fees, success fees or salaries to your sponsor, officers, directors or their affiliates. On page
       36 and elsewhere, you refer to this fee only being paid to independent directors.
       Please revise your disclosure, as appropriate, to address this discrepancy. Further, we note your disclosure in paragraph 7 with respect to how the anti-dilution adjustment may result in material dilution. Please also address whether the exercise of the private warrants on a cashless basis may result in a material dilution of the purchasers' equity interests. Additionally, we note on page 9 you refer to shares being adjusted so that
       "the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares issued and outstanding upon the completion of this offering, ...."
However, on the
       cover page and elsewhere, you indicate that the holders of Class B shares will hold a
 July 3, 2025
Page 2

       25% interest upon conversion. Please revise your disclosure to address this discrepancy. Please also revise your disclosure on your cover page and pages 9 and
       113 as appropriate. Please refer to Items 1602(a)(3) of Regulation S-K, 1602(b)(6), and 1603 (a)(6) of Regulation S-K.
2. We note your disclosure on page 26 that you may withdraw interest for the payment of taxes. We also note your disclosure on page 89 regarding the risk that a U.S.
       federal excise tax could be imposed on you if your business combination involves a company organized in the United States. Please clarify whether you may withdraw interest for the payment of the U.S. federal excise tax if it were imposed.
Our Management Team, page 3

3. Please revise to delete your duplicate disclosures in this section. Trading commencement and separation... , page 14

4.     We note your statement that    Accordingly, unless you purchase at least
two units, you
       will not be able to receive or trade a whole warrant.    We also note
that each unit
       contains on-third of one warrant. Please revise as appropriate.
Founder shares, page 18

5. We note disclosure on page 19, and elsewhere in the filing, that "if the non-managing sponsor investors purchase all of the units for which they have expressed to us an interest in purchasing or otherwise hold a substantial number of our units, then the non-managing sponsor investors will potentially have different interests than other
       public shareholders in approving our initial business combination.   "
Please revise to
       clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and their placement warrants.
Conflicts of Interest, page 37

6. We note your disclosure on page 37 that your "sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination." Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 146. Please refer to Items 1602(b)(7) and 1603(b) of Regulation S-
       K.
Proposed Business
Our Management Team, page 108

7. Please ensure that you disclose each SPAC with which your sponsor, officers and directors have had experience in organizing. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of
       redemptions. See Item 1603(a)(3) of Regulation S-K. Please also revise your
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Page 3

       disclosure on page 140 in accordance with Item 401 of Regulation S-K, as appropriate.
Sponsor Information, page 112

8. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K. Please also revise your disclosure on page 143 to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See
Item 402(r)(3)
       of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Kevin E. Manz, Esq.